1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 2, 2015

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	QS Batterymarch Global Dividend Fund (QS Batterymarch Managed Volatility Global
Dividend Fund prior to March 31, 2015) (the “Fund”), a series of Legg Mason Partners
Equity Trust (the “Trust”)
Post-Effective Amendment No. 320 (the “Amendment”)
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Dear Mr. Williamson:

The Trust filed the Amendment on February 5, 2015 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of April 6, 2015. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with Dianne E. O’Donnell on March 20, 2015. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

General

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR. You asked the Trust to include any revised disclosure so that you may review and respond to the Trust prior to the 485(b) filing the Trust will make with respect to the Fund.

Response: As requested, the Trust has filed this letter, which includes any revised disclosure, on EDGAR as a CORRESP filing.

Comment No. 2: You asked the Trust to provide Tandy representations.

Response: Tandy representations are provided in a separate letter from the Trust.

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3: The Fund’s name will be changed from “QS Batterymarch Managed Volatility Global Dividend Fund” to “QS Batterymarch Global Dividend Fund” effective March 31, 2015. You asked the Trust to confirm that EDGAR will be updated to reflect the new name of the Fund.

Response: The Trust confirms that EDGAR has been updated to reflect the new name of the Fund.

Prospectus

Comment No. 4: You noted that in the fee table, the dollar value in footnote 2 is inconsistent with the disclosure on page 18 of the Fund’s prospectus.

Response: The Trust has updated footnote 2 to the fee table as follows. The revised language is in italics:

[2]	You may buy Class A shares or Class A2 shares in amounts of $1,000,000 or more at net asset value (without an initial sales charge), but if you redeem those shares within 18 months of their purchase, you will pay a contingent deferred sales charge of 1.00%.

Comment No. 5: You asked the Trust to delete footnote 3 related to the small account fee in the fee table because it does not apply to all accounts.

Response: Instruction 2(d) to Item 3 of Form N-1A states that “[i]f an account fee is charged only to accounts that do not meet a certain threshold (e.g., accounts under $5,000), the Fund may include the threshold in a parenthetical to the caption or footnote to the table.” The Trust respectfully submits that this instruction permits the inclusion of footnote 3 to the fee table.

Comment No. 6: Footnote 4 to the fee table states: ‘“Other expenses’ have been restated to reflect current fees.” You asked the Trust to explain in footnote 4 to the fee table what changes have materially affected the information disclosed.

Response: Footnote 4 to the fee table has been revised as follows:

“Other expenses” for Class IS shares have been restated as a result of the offering costs incurred for that class during the fiscal year ended September 30, 2014. “Other expenses” for Class A, Class A2, Class C, Class R and Class I shares are based on expenses for Class IS shares but have been restated to exclude the offering costs incurred for Class IS shares during that year.

As noted in the response to Comment No. 7 below, “Other expenses” for Class A, Class A2, Class C, Class R and Class I shares were estimated based on actual expenses for Class IS shares, which is the bigger of the Fund’s two currently operating classes. In estimating “Other expenses” for those classes, offering costs incurred for Class IS shares were excluded. “Other expenses” for Class IS shares were restated as a result of the offering costs incurred for that class.

Comment No. 7: You asked the Trust to revise footnote 5 regarding other expenses in the fee table to describe what other expenses are included in the line item and confirm that actual expenses were used.

Response: Footnote 5 to the fee table has been revised as follows:

“Other expenses” for Class A, Class A2, Class C, Class R and Class I shares have been estimated based on actual expenses for Class IS shares.

Instruction 6(b) to Item 3 of Form N-1A states that “New Funds” should “[d]isclose in a footnote to the table that ‘Other Expenses’ are based on estimated amounts for the current year.” Although the Fund is not a “New Fund” as defined in Form N-1A, Class A, Class A2, Class C, Class R and Class I shares do not have any assets, similar to a New Fund. The Trust includes the footnote to explain that since Class A, Class A2, Class C, Class R and Class I shares have no assets, “Other Expenses” for Class A, Class A2, Class C, Class R and Class I shares have been estimated based on actual expenses for Class IS shares.

Comment No. 8: You asked the Trust to revise footnote 7 to the fee table to clarify why “Total annual fund operating expenses after waiving fees and/or reimbursing expenses” exceeds each class’ respective expense limitation.

Response: The Trust has updated footnote 7 to the fee table as follows. The revised language is in italics:

[7]	The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses) so that total annual operating expenses are not expected to exceed 1.30% for Class A shares, 1.50% for Class A2 shares, 2.05% for Class C shares, 1.30% for Class FI shares, 1.55% for Class R shares, 0.95% for Class I shares and 0.85% for Class IS shares, respectively, subject to recapture as described below. In addition, total annual fund operating expenses for Class IS shares will not exceed total annual fund operating expenses for Class I shares, subject to recapture as described below. Total annual fund operating expenses after waiving fees and/or reimbursing expenses exceed the expense cap for each class as a result of acquired fund fees and expenses. These arrangements cannot be terminated prior to December 31, 2016 without the Board of Trustees’ consent. The manager is permitted to recapture amounts waived and/or reimbursed to a class during the same fiscal year if the class’ total annual operating expenses have fallen to a level below the limits described above.

Comment No. 9: You noted that the language under “Principal investment strategies” does not explain how the Fund’s investment strategies achieve long-term capital appreciation. You asked the Trust to revise or explain.

Response: The third paragraph of the “Principal investment strategies” section has been updated as follows. The revised language is in italics:

The subadviser pursues the fund’s investment objective by creating an equity portfolio of primarily dividend-paying stocks using quantitative investment models to assist with stock selection, portfolio construction and risk control.

Comment No. 10: You asked the Trust to disclose what types of equity securities the Fund can invest in and explain what equity-related securities are. You asked for an explanation of the “other investments with similar economic investments” in which the Fund may invest.

Response: The requested change has been made by including the italicized language below under the “Principal investment strategies” section of the Fund’s summary prospectus:

Equity securities and equity-related securities include exchange-traded and over-the-counter (OTC) common and preferred stocks, warrants and rights, securities convertible into common stocks, American Depositary Receipts and securities of other investment companies, real estate investment trusts (“REITs”) and master limited partnerships (“MLPs”).

The inclusion of the language “other investments with similar economic characteristics” in the Fund’s 80% test is intended to permit the Fund to include in its 80% test derivative instruments with economic characteristics similar to the securities included in that test, as is permitted under Rule 35d-1 for funds with names that are subject to the rule. See “Final Rule: Investment Company Names,” Inv. Co. Act Rel. No. 24828 at n.13 (Jan. 17, 2001) (the “Adopting Release”). While the Fund may invest in derivative instruments, they are not a principal strategy of the Fund, so the Fund does not believe it is appropriate to disclose derivatives in the summary section.

Comment No. 11: You asked the Trust to explain why the Fund’s 80% test is not related to dividend-paying stocks only.

Response: The Trust does not interpret Rule 35d-1 to require the Fund to have a policy of investing at least 80% of its assets in dividend-paying stocks. The Trust does not believe that “dividend” is “a particular type of investment or investments” that would require the Fund to have a policy of investing at least 80% of its assets in a particular type of investment under Rule 35d-1(a)(1). The Trust also notes that, notwithstanding its belief that the Fund’s name does not implicate Rule 35d-1, the Fund has adopted an 80% test that makes clear that the Fund invests in equity and equity-related securities that provide investment income, dividend payments or other distributions or in other investments with similar economic characteristics.

The Trust notes that to its knowledge the SEC staff has not publicly interpreted Rule 35d-1 to require a fund with the term “dividend” in its name to have an 80% policy in dividend-paying stocks. While a number of funds with the term “dividend” in their name do have that policy, others have an 80% policy in “equity securities,” while others invest at least 80% in “income-producing equity securities” and others do not have an 80% test at all.

Comment No. 12: You asked the Trust to justify the use of “global” in the Fund’s name with respect to footnote 42 to the Adopting Release. You referred to a policy of investing at least 40% of the Fund’s assets outside of the United States under normal circumstances, and investing at least 30%

of the Fund’s assets if conditions are not favorable, as an example of a policy that makes clear that the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world, as the SEC noted in the Adopting Release.

Response: The Trust respectfully submits that the Fund’s disclosure is sufficient. The Trust understands that the SEC staff does not consider a policy of investing at least 40% outside the United States to be compulsory for global funds so long as the fund “expressly describe[s] how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”

Our responses to the following comments are shown below the response to Comment No. 15:

Comment No. 13: You noted that the disclosure says that the subadviser “typically emphasizes” dividend-paying stocks and asked the Trust for an explanation of “typically emphasizes.”

Comment No. 14: You noted that the “Principal investment strategies” section should be revised so that it is in “plain English.”

Comment No. 15: You asked what it means to “manage volatility” since the disclosure is unclear. For example, is there an upper limit? Is the limit relative to a benchmark or is it absolute?

Response: In response to the above comments, the disclosure regarding the Fund’s principal investment strategies has been revised as follows:

Under normal circumstances, the fund invests at least 80% of its net assets, plus the amount of borrowings for investment purposes, if any, in equity and equity-related securities that provide investment income, dividend payments or other distributions or in other investments with similar economic characteristics.

As a global fund, the fund can seek investment opportunities anywhere in the world, and under normal circumstances, the fund invests in at least three countries, which may include the United States. The fund can invest without limitation in foreign securities in any country, including countries with developed or emerging markets. The fund may invest in issuers of any market capitalization.

Equity securities and equity-related securities include exchange-traded and over-the-counter (“OTC”) common and preferred stocks, warrants and rights, securities convertible into common stocks, American Depositary Receipts and securities of other investment companies, real estate investment trusts (“REITs”) and master limited partnerships (“MLPs”).

The subadviser emphasizes investments in stocks expected to pay dividends and favors stocks that have shown more stable return characteristics as identified by its proprietary security risk assessment process. Dividend-paying stocks are identified by using a combination of historical dividend payments and future dividend estimates from third party analyst databases, as available.

The subadviser pursues the fund’s investment objective by creating an equity portfolio of primarily dividend-paying stocks using quantitative investment models to assist with stock selection, portfolio construction and risk control.

The subadviser attempts to keep the fund’s volatility lower than that of its benchmark, the MSCI All Country World Index. The subadviser seeks to manage volatility through the following methods:

•	Analyzing the measurements of each stock’s risk relative to the overall risk of the equity markets (beta)

•	Looking for companies that offer a combination of attractive yields, high dividend growth, a record of increasing dividends and the cash flow to support dividend payments

Additionally, elements of the subadviser’s fundamentally-based stock-ranking model are used to identify securities that the subadviser believes will have superior risk-adjusted returns than the overall equity markets.

The portfolio managers are part of a team approach to research to improve the quantitative models, which are based on fundamental stock characteristics, and thus the models are expected to evolve over time as changes are incorporated.

Comment No. 16: You asked the Trust to remove the cross-references to the Fund’s Statement of Additional Information (“SAI”) on pages 5 and 14 of the Fund’s prospectus.

Response: The Trust believes that these cross references are appropriate to refer investors to the SAI for more information about the Fund’s investment policies, strategies and risks. The Trust will continue to consider this comment.

Comment No. 17: You noted that the performance disclosure should include the Item 4(b)(2)(iv) disclosure on after-tax returns.

Response: The requested change has been made by including the language below at the end of the “Performance” section of the Fund’s summary prospectus:

The after-tax returns are shown only for Class IS shares, are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Comment No. 18: You asked if investing in real estate investment trusts (“REITs”) are a principal investment strategy.

Response: Investing in REITs is not a principal investment strategy of the Fund.

Comment No. 19: You asked if investing in fixed income investments are a principal investment strategy.

Response: Investing in fixed income investments is not a principal investment strategy of the Fund.

Comment No. 20: You asked the Trust to re-affirm the statement made in its response to comments received by the SEC staff on the initial filing with respect to the Fund that the Trust has taken into account the Division’s letter on derivatives.

Response: The Trust confirms that the derivatives disclosure is in accordance with the guidance provided in the letter dated July 30, 2010 to the Investment Company Institute.

Comment No. 21: You asked the Trust to revise the disclosure on exchange-traded notes (“ETNs”) so that it refers to the risk of counterparty assets and states that ETNs do not have a pool of dedicated assets like exchange-traded funds (“ETFs”) do.

Response: “Exchange-traded notes risk” has been revised as follows (new language in italics):

ETNs are not structured as investment companies and thus are not regulated under the 1940 Act. ETNs may be traded on stock exchanges and generally track specified market indexes, and their value depends on the performance of the underlying index and the credit rating of the issuer. ETNs may be held to maturity, but there are no periodic interest payments and principal is not protected. The fund is exposed to the risk that an ETN’s issuer will not have sufficient assets to make interest or principal payments. Unlike ETFs, ETNs are not investments in a dedicated pool of the issuer’s assets. The fund could lose some or the entire amount invested in an ETN.

Comment No. 22: You asked if investing in master limited partnerships (“MLPs”) are a principal investment strategy.

Response: The Fund will not invest more than 5% of its assets in MLPs and therefore investing in MLPs would not be considered a principal investment strategy.

Comment No. 23: You asked if investing in derivatives are a principal investment strategy. If it is a principal investment strategy, you asked that leverage risk be added to the summary prospectus.

Response: Investing in derivatives is not a principal investment strategy of the Fund.

Comment No. 24: Please clarify what is meant by the Fund paying no “effective” management fee.

Response: An “effective” management fee takes into account fee waivers. For the Fund’s last fiscal year, fees waived were greater than the management fee and so the Fund did not pay a management fee. The disclosure has been revised as follows under the “More on fund management – Management fee” section of the Fund’s prospectus (revised language in italics):

For the fiscal year ended September 30, 2014, the fund did not pay LMPFA a management fee for management services.

Comment No. 25: You noted that the chart on comparing the Fund’s classes refers to information on the Legg Mason website. You asked the Trust to confirm that the disclosure on the website is consistent with the prospectus and SAI in all material respects. You noted that the prospectus disclosure appeared to include more information than what is requested by Item 12(a)(5).

Response: The Trust confirms that the website disclosure is consistent with the prospectus and SAI in all material respects. To make it easier for investors to find the information, the following language has been added to the end of the last paragraph under “Choosing a class of shares to buy” (new language in italics):

To visit the website, go to http://www.leggmason.com/individualinvestors/products, and click on the name of the fund in the dropdown menu. On the selected fund’s page, scroll to the bottom of the page and click on the disclosure labeled “Click here for Legg Mason Funds sales charge and breakpoint information.”

Comment No. 26: You noted that the disclosure under “Other things to know about share transactions” states that if the Fund or the transfer agent follow certain procedures they will not be liable for telephone transactions. You asked the Trust to explain supplementally the basis for including this statement and clarify that it will not result in investors waiving any protection under the federal securities laws.

Response: In the 1994 generic comment letter, the SEC staff stated that a fund permitting investors to engage in transactions by telephone may notify investors that “the fund will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and that if it does not, it may be liable for any losses due to unauthorized or fraudulent instructions.” Alternatively, a fund “may state that it ‘will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine.’” See Letter to Registrant from Carolyn B. Lewis, Assistant Director, Division of Investment Management (Feb. 25, 1994). The Fund, like many other mutual funds, has relied on this position in disclosing to investors the limits of the Fund’s liability for losses resulting from unauthorized telephone transactions. To clarify that the disclaimer for liability for such losses remains subject to the federal securities laws and other applicable law, the disclosure under “Other things to know about share transactions” has been revised to incorporate the following italicized language:

If these procedures are followed, neither the fund nor its agents will bear any liability for these transactions, subject to applicable law.

Comment No. 27: You asked the Trust to update the footnote on the expense limitation arrangement in the “Financial Highlights” section to conform to the fee table in the summary prospectus.

Response: As of September 30, 2014, the Fund’s fiscal year end and date of the audited financials, the expense limitation arrangement could not be terminated prior to December 31, 2015. After the Fund’s fiscal year end, the Trust’s Board extended the termination date of these expense limitations to December 31, 2016. The Trust respectfully submits that the footnotes on the expense limitation arrangement in the Financial Highlights tables reflect the arrangement in effect as of the Fund’s fiscal year end and therefore do not have to conform to the fee table in the summary prospectus.

SAI

Comment No. 28: You noted that on page 16 of the Fund’s SAI, the derivatives disclosure states that the Fund reserves investment flexibility and it will be construed as broadly as possible. Confirm that the prospectus and SAI appropriately describe the Fund’s investment flexibility and potential to engage in other activity in a manner consistent with Item 16(b).

Response: The Trust respectfully submits that its disclosure describes the Fund’s investment flexibility and potential to engage in other activity in a manner consistent with Item 16(b).

Comment No. 29: You noted that the language under “The Trust—Derivative Actions” states that shareholders bringing actions may be responsible for costs. You asked the Trust to clarify if this provision is included in the Amended and Restated Declaration of Trust (the “Declaration”), the scope of the provision and whether Maryland law has endorsed a similar provision. If Maryland law does not so provide, you asked the Trust to revise the disclosure to clearly state so.

Response: The disclosure under “The Trust—Derivative Actions,” including the language describing a shareholder’s obligation to pay the costs and expenses of the Fund associated with derivative actions under certain circumstances, summarizes the relevant provisions of Section 9.8 of the Declaration. Section 9.8(f) of the Declaration provides that shareholders will be responsible for the Trust’s costs and expenses (including attorneys’ fees) incurred in connection with the consideration of a shareholder demand that is rejected because, in the judgment of the independent Trustees, the demand was made without reasonable cause or for an improper purpose. The Declaration further provides that a shareholder will be responsible for the Trust’s costs and expenses (including attorneys’ fees) incurred as a result of an action that is dismissed for failure to comply with Section 9.8 or an action that a court determines was brought without reasonable cause or for an improper purpose.

The Trust is a statutory trust formed under Maryland law. While the Maryland Statutory Trust Act (the “Maryland Act”) does not specifically address this type of provision, the Maryland Act expressly provides that it “shall be liberally construed to give maximum effect to the principle of freedom of contract and to the enforceability of governing instruments,” which term includes the Declaration. Under the Maryland Act, the beneficial owners of a statutory trust are bound by its declaration of trust and other governing documents. Accordingly, the Trust believes that Section 9.8 of the Declaration is permitted to be included in the Declaration and that no additional disclosure is necessary.

Exhibits

Comment No. 30: You asked the Trust why the consent of the independent public accounting firm was not filed as an exhibit to the 485(a) filing.

Response: The Trust confirms that the consent of the independent public accounting firm will be included as an exhibit to the 485(b) filing.

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If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1232, Dianne E. O’Donnell at (212) 728-8558 or Benjamin J. Haskin at (202) 303-1124.

Very truly yours,

/s/ Neesa P. Sood
Neesa P. Sood

Cc:	Thomas C. Mandia, Esq., Legg Mason & Co., LLC
Rosemary D. Emmens, Esq., Legg Mason & Co., LLC
Barbara J. Allen, Esq., Legg Mason & Co., LLC
Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP
Dianne E. O’Donnell, Esq., Willkie Farr & Gallagher LLP
Bissie Bonner, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

April 2, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)
Post-Effective Amendment No. 320 to the Registration Statement on Form N-1A
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 320 to the Registration Statement on Form N-1A of the Trust on behalf of QS Batterymarch Managed Volatility Global Dividend Fund (now QS Batterymarch Global Dividend Fund), a series of the Trust, as filed with the Commission on February 5, 2015 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Barbara J. Allen
Name:	Barbara J. Allen
Title:	Assistant Secretary